

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 13, 2010

Mr. Patrick J. O'Dea
President and Chief Executive Officer
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520

> **Re:** **Peet's Coffee & Tea, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-32233**

Dear Mr. O'Dea:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mischi a Marca